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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 8-A

                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                            CITIZENS BANCSHARES, INC.
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             (Exact Name of Registrant as Specified in Its Charter)

                    Ohio                                34-1372535
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(State or Incorporation or Organization     (I.R.S. Employer Identification No.)

                   10 East Main Street Salineville, Ohio 43945
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                    (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

                                                  Name of each exchange
           Title of each class                   On which each class is
           To be so registered                      To be registered

           -------------------                    --------------------

        Preferred Stock Purchase             NASDAQ National Market System
                 Rights

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box.[ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

Securities Act registration statement file number to which this form relates:
333-60741

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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                                (Title of Class)




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ITEM 1.    DESCRIPTION OF SECURITIES TO BE REGISTERED.

         On July 21, 1998, the Board of Directors of Citizens Bancshares Inc. ("Bancshares") declared a dividend distribution of one right (a "Right") for each share of Bancshares common stock, without par value ("Banshares Common Stock") to shareholders of record at the close of business on July 21, 1998. Each Right entitles the registered holder to purchase from Bancshares one one-hundredth of a share of Series A Participating Preferred Stock, $10.00 par value (the "Preferred Stock"), at a Purchase Price of $150 per one one-hundredth of a share, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement (the "Rights Agreement") between Bancshares and Citizens, as Rights Agent.

         Initially, the Rights will be attached to all Bancshares Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Bancshares Common Stock upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding shares of Bancshares Common Stock (the "Stock Acquisition Date"), or (ii) ten business days (or such later date as the Board of Directors shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 10% or more of such outstanding shares of Bancshares Common Stock (the earlier of (i) and (ii) being referred to herein as the "Distribution Date"). Until the Distribution Date, (i) the Rights will be evidenced by the Bancshares Common Stock certificates and will be transferred with and only with such Bancshares Common Stock certificates, (ii) new Bancshares Common Stock certificates issued after July 21, 1998 will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Bancshares Common Stock outstanding will also constitute the transfer of the Rights associated with the Bancshares Common Stock represented by such certificates. Pursuant to the Rights Agreement, Bancshares reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on July 20, 2008 unless earlier redeemed by Bancshares as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Bancshares Common Stock as of the close of business on the Distribution Date and thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Bancshares Common Stock outstanding prior to the Distribution Date will be issued with Rights.

         The events described in this paragraph and the following paragraph are referred to herein as the "Triggering Events." In the event that an Acquiring Person becomes the beneficial owner of 10% or more of the then outstanding shares of Bancshares Common Stock (unless such acquisition is made pursuant to a tender or exchange offer for all outstanding shares of Bancshares, upon terms and conditions determined by at least two-thirds (2/3) of the Board of Directors of Bancshares to be in the best interests of Bancshares and its shareholders (a "Qualifying Offer")), each holder of a Right will thereafter have the right to receive, upon exercise, Bancshares Common Stock (or, in certain circumstances, cash, property or other securities of Bancshares), having a value equal to two times the Exercise Price of the Right. The "Exercise Price" is the Purchase Price times the number of shares of Bancshares Common Stock associated with each Right (initially, one). Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are or (under certain circumstances specified in the Rights Agreement) were beneficially owned by any Acquiring Person will be null and void.

         Following the Stock Acquisition Date, in the event that the Acquiring Person giving rise to the Stock Acquisition Date controls the Board of Directors of Bancshares and (i) Bancshares is acquired in a merger or business combination transaction in which Bancshares is not the surviving corporation (other than a merger consummated pursuant to a Qualifying Offer); (ii) Bancshares is the surviving corporation in a consolidation or merger pursuant to which all or part of the outstanding shares of Bancshares Common Stock are changed or exchanged for stock or other securities of any other person or cash or any other property; or (iii) more than 50% of the combined assets or earning power is sold or transferred (in each case other than certain consolidations with, mergers with and into, or sales of assets or earning power by or to subsidiaries of Bancshares as specified in the


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Rights Agreement), each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise thereof, common stock of the acquiring company having a value equal to two times the Exercise Price of the Right.

         The Purchase Price payable, the number and kind of shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribed-for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness, cash (excluding regular quarterly cash dividends), assets (other than dividends payable in Preferred Stock) or subscription rights or warrants (other than those referred to in (ii) above).

         With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Preferred Stock are required to be issued (other than fractions which are integral multiples of one one-hundredth of a share of Preferred Stock) and, in lieu thereof, Bancshares may make an adjustment in cash based on the market price of the Preferred Stock on the last trading prior to the date of exercise.

         At any time until ten business days following the Stock Acquisition Date, Bancshares may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, shares of Bancshares Common Stock or other consideration deemed appropriate by the Bancshares Board). Immediately upon the action of the Bancshares Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price. In addition, the Board of Directors of Bancshares may at its option at any time after the occurrence of a Stock Acquisition Date exchange all or part of the then outstanding Rights for shares of Bancshares Common Stock or common stock equivalents.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of Bancshares, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to Bancshares, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Bancshares Common Stock (or other consideration) as set forth above or in the event that the Rights are redeemed.

         Bancshares and the Rights Agent may from time to time supplement or amend the Rights Agreement without the approval of any holders of Rights (i) at any time when the Rights are redeemable in any respect and (ii) thereafter, to make any changes that Bancshares may deem necessary or desirable and which shall not materially adversely affect the interests of the holders of Rights generally or in order to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with any other provisions herein or otherwise defective. The Rights Agent will duly execute and deliver any supplement or amendment hereto requested by Bancshares which satisfies the terms of the preceding sentence.

         The Rights will not prevent a takeover of Bancshares. However, the Rights may cause substantial dilution to a person or group that acquires 10% or more of the Bancshares Common Stock unless the Rights are first redeemed by the Bancshares Board. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of Bancshares and its stockholders because the Rights can be redeemed on or prior to the Stock Acquisition Date, before the consummation of such transaction.



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ITEM 2.    EXHIBITS.

              Exhibit No.            Description
              -----------            -----------

                   1 Form of Rights Agreement, dated as of July 21, 1998, between Citizens Bancshares, Inc. and The Citizens Banking Company, as Rights Agent, which includes as Exhibit B thereto the Form of Rights Certificate (incorporated by reference to Exhibit 4 to the Registrant's Registration Statement on Form S-4 No. 333-60741 dated August 5, 1998


                             SIGNATURE

Pursuant to be requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                     CITIZENS BANCSHARES, INC.

Date:  September 16, 1998            By:    /s/ Marty E. Adams
                                            -----------------------------------
                                     Name:  Marty E. Adams
                                            -----------------------------------
                                     Title: President & Chief Executive Officer
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                                  EXHIBIT INDEX

          Exhibit No.           Description
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               1                Form of Rights Agreement, dated as of July 21,
                                1998, between Citizens Bancshares, Inc. and The
                                Citizens Banking Company, as Rights Agent, which includes as Exhibit B thereto the Form of Rights Certificate (incorporated by reference to Exhibit 4 to the Registrant's Registration
                                Statement on Form S-4 No. 333-60741 dated
                                August 5, 1998



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